CROSSHAIR
EXPLORATION & MINING



Advancing
Uranium

Crosshair Camp
under Northern Lights...

GREAT SHOWINGS

SOLID FINDINGS

CXX:TSX.V

CXZ:AMEX



Uranium
Projects
Labrador

Gold & VHMS
Projects
Newfoundland



Advancing
Uranium

Contents

Key Achievements

(2006/2007)

► More than doubled
  the market capitalization
  from $88 million to
  $209 million

► Doubled the size of
  exploration team

► Raised in excess of
  $10 million through
  commission free warrant
  incentive program

► Drilled over 30,000 metres

► Commenced trading
  on the American Stock
  Exchange

Corporate Overview

Crosshair is a leading junior exploration company focused on exploring and developing uranium in the Central Mineral Belt of Labrador. An aggressive drill program is currently underway with the objective of rapidly expanding a 43-101 uranium resource.

Crosshair is also demonstrating the multi-deposit potential by successfully developing and drilling several new uranium targets on the 750 square kilometre project.

As exploration advances within the Crosshair project, along with various other exploration plays in the area, the Central Mineral Belt is fast emerging as the next big uranium district in Canada.

Crosshair also continues to advance its gold and Volcanic Hosted Massive Sulphide (VHMS) projects in Newfoundland, which are slated for a dividend spin-out to shareholders in 2008.

Crosshair currently trades on the TSX Venture Exchange (CXX:TSX.V) and the American Stock Exchange (CXZ:AMEX).

2006/2007 Exploration Highlights

Central Mineral Belt (Uranium) – over 30,000 metres of drilling

C Zone
- Drilling significantly expanded uranium zones – updated resource calculation in progress
- Drilling identified "hot spots" – areas where the zone swells and grades increase

B Zone
- Drilling indicated the potential for another emerging deposit

New Targets
- Drilling successfully identified four new uranium zones: Moran Heights, Area 51, Area 1 and Armstrong
- Exploration work successfully delineated several new drill targets for 2007: Croteau Lake, Blue Star and Madsen Lake

Golden Promise (Gold) – drilling extended the Jaclyn Zone by more than 50% to 750 metres and zone remains open

Victoria Lake (VHMS) – drilling intercepted strong VHMS style alteration in volcanic rocks, potentially indicative of a proximal massive sulphide system

a landmark year

2006 was a landmark year for Crosshair Exploration and Mining. The year ending April 2007 witnessed the most successful year in the Company's history.

President's Message

Dear fellow shareholders:

The past year was a remarkable one for Crosshair Exploration & Mining Corp. The year ending April 30, 2007 witnessed the most successful year in the Company's history.



In May 2006, we announced the results from our earlier winter drill program, publishing some of the best assay results to date from the Upper C Zone, Central Mineral Belt, Labrador. In June 2006, Crosshair commenced a comprehensive diamond drilling program that ran through to November. The Company completed over 30,000 metres of drilling during this period and the drills intercepted additional strong uranium mineralization, eclipsing the assays announced just a few months earlier, both in terms of uranium grades and thicknesses.

The winter 2007 drill program provided additional good news, extending the Upper C Zone in all directions and remaining open for expansion in all directions. At the Lower C Zone, the drills intersected the highest uranium grades and largest intercepts ever returned from that area, demonstrating that the thickness and grade of the Lower C Zone are much better than originally estimated by Shell Canada.

In addition, three significant new zones of uranium mineralization (Croteau Lake, Blue Star and Armstrong) were discovered through ground field work and sampling during the summer exploration program over the 750 km^2 Central Mineral Belt Project.

Results from the diamond drilling programs on the Golden Promise Projects were also very positive. The Jaclyn Main Zone was extended and a new zone of high-grade gold mineralization was identified. Crosshair completed over 7,000 metres of drilling on its Golden Promise Projects and 3,000 metres on its Victoria Lake VHMS Project.

Notable Achievements

- Completing the necessary geophysical and ground work to set the stage for the largest drill program in the Company's history in 2007, with over 40,000 metres planned across the three principal projects utilizing up to four drills.

- Completing US SEC Registration and American Stock Exchange Listing (AMEX).

- Doubling the size of the Company's employee ranks, with a large number of key skilled geological personnel being added at the Company's St. John's office.

- Doubling the market capitalization of the Company.

- Raising over $10,000,000 in additional capital through warrant exercises, including the early exercise of warrants for proceeds of almost $8,000,000, negating the need to return to the market in 2007.

Looking Ahead

For fiscal 2007/08, the Company looks forward to expanding its uranium resource at the C Zone along a potential 4.5 km strike corridor. In addition, we believe Crosshair will complete the drilling required to bring new uranium resources from areas like the B Zone, Area 1 and the Lower C Zone to the table, validating the multiple deposit potential of the Central Mineral Belt Project.

On the gold and base metal side, it is the Company's intention to call a special meeting of shareholders early in 2008 to seek shareholder approval for the spin out of the Golden Promise and Victoria Lake VHMS Projects into a new company that will be owned principally by the shareholders of Crosshair.

We are anticipating more positive drill results from the field in 2007/08 with approximately 40,000 metres of planned drilling, commencing in June 2007. With the strong ground work laid in 2006, we anticipate that 2007/08 will be a year of continued great growth for Crosshair.



Mark J. Morabito | President and CEO

"CXX... appears ready to make 2007 its most successful corporate year yet."

Peter Grandich, The Grandich Letter
February 27, 2007



2005 → **2006**

High-Grade Uranium Project Acquired in Labrador

October 15, 2004

Crosshair acquires initial 67 claims of a high-grade uranium project (formerly operated by Shell Canada) in the Central Mineral Belt (CMB) of Labrador, which is fast emerging as the next big uranium district in Canada.

Bonanza Grade Gold Discovered at South Golden Promise, Newfoundland

November 30, 2004

Gold bearing quartz veins discovered with grab samples up to 105.3 g/t gold at South Golden Promise.

Additional Claims Staked at CMB Project

March 31, 2005

Additional 2,000 mineral claims contiguous with the original 67 staked (381 claims also staked on March 2, 2005).

Commencement of Airborne Radiometric and Magnetic Survey on CMB Project

August 17, 2005

Radiometric surveys are critical in defining and extending the known zones of mineralization. Magnetic surveys help map out fault structures, which are important areas for concentrating uranium.



Private Placement

November 3, 2005

A brokered (with Pacific International) private placement closed with gross proceeds of $11,000,000.

Over 25 New Uranium & IOCG Targets Identified by Airborne Survey

November 23, 2005

Airborne radiometric survey identified over 25 new uranium targets at the CMB Project. In addition to IOCG targets, two additional uranium mineralization types identified: unconformity related mineralization in the north and structurally controlled mineralization in the south.

Phase 1 Diamond Drilling at CMB Project

February 9, 2006

Phase 1 drilling includes 2,000 metres in 10 to 12 holes to expand the Upper C uranium resource originally drilled by Shell Canada in the 1970s. Drilling by Shell was very shallow (less than 75 metres vertical depth) and the Phase 1 program undercut the Shell holes to test the down dip extension, as well as extend the area laterally.

Phase 1 Drilling Program at CMB Project Expanded

March 16, 2006

Phase 1 program expanded to 2,900 metres in 19 holes.

Golden Promise Project in Newfoundland Optioned from Rubicon

May 2, 2006

Golden Promise Project, which is directly on strike with Crosshair's South Golden Promise Project, optioned from Rubicon Minerals.

Phase 1 Drill Results Show Extensions to Zones at CMB Project

May 9, 2006

All 19 holes intercepted zones of uranium mineralization and successfully extended the Upper C Zone (remains open to depth and along strike).

Timeline of Significant Events



Phase 2 Drill Program Announced at CMB Project

June 9, 2006

Eight other targets to be tested in 20,000 metre drill program using two drill rigs.

High-Grade Gold Mineralization Expanded at Golden Promise

September 12, 2006

Jaclyn Main Zone at Golden Promise successfully extended by 100 metres to the east with a 15 hole, 2,450 metre drill program. The Main Zone remains open along strike and at depth and all eight holes testing this Zone intersected visible gold.

Drilling Commences at Victoria Lake

September 21, 2006

Phase 1 drilling (13 holes) focuses on several priority targets that are considered highly prospective for gold rich massive sulphide deposits (VHMS).

Three New Uranium Drill Targets Identified at the CMB Project

October 17, 2006

Bedrock assay results from ongoing exploration work at the CMB Project define three new priority target areas for drilling in 2007. The assay values include up to 2.08% U_3O_8 in samples at Croteau Lake, 0.494% U_3O_8 at Armstrong and 1.37% U_3O_8 at Blue Star.

Phase 2 Drilling to Commence at Golden Promise, Newfoundland

November 15, 2006

12 hole, 3,000 metre Phase 2 drill program follows-up success of Phase 1 program, which returned some of the highest grade intersections to date and expanded the strike length.

2007



Successful Drill Results at Both Golden Promise and Victoria Lake

January 22, 2007

Phase 2 drill program at Golden Promise continues to expand high grade mineralization both along strike and to depth. Phase 1 drilling at Victoria Lake very successful in outlining multiple horizons that may host a significant precious-metal rich massive sulphide deposit.

2006 Uranium Results from C Zone at CMB Project

January 30, 2007

All 58 holes drilled in 2006 successfully intercepted uranium mineralization. The Upper C Zone has now been extended 750 metres along strike and 350 metres down dip and is still open for expansion in all directions. The Lower C Zone has been traced for 700 metres on strike and 500 metres down dip and also remains open for expansion.

Successful Expansion Drill Program at Golden Promise

March 1, 2007

Completed Phase 2 drill program, which extended strike length by more than 50% to 750 metres. The zone remains open. Visible gold was noted in 10 of the 14 holes, which included some of the highest grades reported to date.

C Zone Uranium Deposit Continues to Expand

April 26, 2007

Highly successful 2007 winter program resulted in over 9,400 metres of drilling, in addition to ground and airborne geophysical surveys. Evidence from C Zone, Area 1 and Armstrong drilling suggests that the C Zone is part of a 4.5 kilometre long uranium bearing trend and that the three areas are part of the same system.

Crosshair begins trading on the American Stock Exchange

May 7, 2007

Crosshair achieves significant corporate milestone with the listing of its shares on the AMEX.

Crosshair acquires additional uranium properties in Central Mineral Belt

May 10, 2007

Crosshair options and stakes additional claims and now controls 2,999 claims (750 square kilometres) in the Central Mineral Belt of Labrador.

> *"...[Crosshair is] one of the few legitimate uranium companies who can end up developing one or more uranium deposits."*
>
> Peter Grandich, The Grandich Letter
> June 21, 2007

PROPERTY SUMMARY

Central Mineral Belt **Uranium**

The Central Mineral Belt is quickly emerging as the next big uranium district in Canada.

The 750 square kilometre Central Mineral Belt Project hosts potentially three significant types of uranium mineralization: Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally-controlled, shear zone ("Michelin") and unconformity types of mineralization (Athabasca basin).

It is Crosshair's contention that the project in central Labrador has strong potential to host multiple deposits in different geological environments. The 2006 and early 2007 drill programs were focused on demonstrating this potential, as well as significantly expanding the existing NI 43-101 resource.


Voisey's Bay
Happy Valley
Goose Bay
Labrador
Blue Star
Moran Heights
Area 51
IOCG Type Deposits
C Zone Expansion
1
2
Croteau Lake
Madsen Lake

Central Mineral Belt Radiometric Survey

IOCG and Unconformity Types..... **1**

Structurally-Controlled, Shear Zone ("Michelin") Types........ **2**


-2
0
2
4
KILOMETRES
Moran Lake
Lake
B Zone with Area 3 &4
Freya
Dominion
C Zone
Area 2
Area 1
Camp
Armstrong

IOCG Type Deposits - Radiometric Survey

Company geologists believe that the C Zone is part of a 4.5 kilometre long uranium bearing trend and that the C Zone, Area 1 and Armstrong targets are part of the same system. Airborne survey data indicates that the magnetic, radiometric and gravimetric responses link the 3 areas together. Drilling to date also supports this model.


0
500
1000
METRES
C ZONE RESOURCE
OPEN DOWN DIP
4.5 km Strike Length
AREA 1
ARMSTRONG SHOWING
CAMP
C Zone style uranium mineralization in Area 1 drill holes
C Zone style uranium mineralization in Armstrong Trench

C Zone Expansion - Magnetic Survey

Uranium Projects, Labrador



ACCOMPLISHMENTS

C Zone:

The final assays results from the 2006 exploration program in the Upper and Lower C Zones were very encouraging.

- All 84 holes drilled in 2006/2007 successfully intercepted uranium mineralization.
- 2006/2007 drilling on the Upper and Lower C Zones have reported the thickest & highest grades to date:
  - Upper C: 0.141% U_3O_8 over 28.9 m including 0.303% U_3O_8 over 13.05 m and 1.016% U_3O_8 over 3.60 m
  - Lower C: 0.041% U_3O_8 over 43.45 m including 0.128% U_3O_8 over 11.05 m
- The Upper C Zone has now been extended 750 metres along strike and 350 metres down dip (250 metres vertically).
- The Upper C Zone is open for expansion both along strike and to depth.
- The Upper C Zone is emerging as the main corridor of mineralization, as it exhibits higher grades and thicker intercepts.
- The Lower C Zone has been traced for 800 metres along strike and down dip for 675 metres (420 metres vertically), and also remains open for expansion.

B Zone:

- Drilling intersected significant zones of mineralization:
  - 0.269% U_3O_8 over 7.56 m including 0.957% U_3O_8 over 1.26 m
  - 0.100% U_3O_8 over 9.44 m including 0.356% U_3O_8 over 1.23 m
- 62 surface samples collected, which range up to 3.970% U_3O_8 with an average of 0.723% U_3O_8.

Croteau Lake:

- 87 grab samples collected, which range up to 2.087% U_3O_8 with an average of 0.330% U_3O_8.
- Determined to be an unconformity style uranium occurrence.

Additional Targets:

- Exploration results identified additional drill targets: 0.494% U_3O_8 at Armstrong and 1.37% U_3O_8 at Blue Star.
- First-pass drilling on new targets successfully identified four uranium zones: Moran Heights, Area 51, Area 1 and Armstrong.



Channel sampling at the Armstrong Showing



Exploration at B Zone



Sampling at Area 51 Trench

GOALS FOR 2007

- Over 40,000 metres of drilling:
  - drilling to expand 43-101 resource at Upper C Zone
  - drilling to delineate resource at B and Lower C Zones
  - drilling of newly-identified uranium targets
- Advancing new targets to drill stage with ground geophysics, geological mapping, and geochemistry.

When speaking of Golden Promise and South Golden Promise

"Both have the potential to deliver a rich, combined resource that could be exceedingly profitable to mine..."

Brien Lundin, Gold Newsletter
June 2006



Gold & VHMS Projects, Newfoundland

PROPERTY SUMMARY

Through option agreements with Paragon Minerals (formerly Rubicon Minerals), Crosshair has secured a position in an emerging gold belt in Canada with the high-grade gold projects Golden Promise and South Golden Promise. Crosshair also has a promising VHMS deposit in one of the most prospective massive sulphide districts with the Victoria Lake Project.

Golden Promise and South Golden Promise Projects are actively being explored for high-grade, turbidite-hosted gold deposits analogous to Bendigo-Ballarat in Australia – an area with past production of over 22 million ounces of gold.

Golden Promise and South Golden Promise **Gold**

All gold showings on both the Golden Promise and South Golden Promise Projects (37,050 hectares) lie along the same northeast-southwest trending corridor. Crosshair's geologists believe that all existing zones are part of a large system that extends for up to 40 kilometres in length.

Victoria Lake **VHMS**

The Victoria Lake Project (formerly known as Block 4 of the South Golden Promise property) is comprised of 305 claims (7,625 hectares). Crosshair is exploring the project for precious metal rich VHMS deposits that are known to occur in the vicinity. Known deposits in the area include the recent Messina Minerals Boomerang discovery (8.7% Zinc, 8.1% Lead, 1.0% Copper, 248 g/t Silver, 6.1 g/t Gold over 11.9 metres of core), located adjacent to the Victoria Lake Project.



South Golden Promise Trench



Moving in the drill by helicopter

ACCOMPLISHMENTS

Golden Promise and South Golden Promise

- The 2006 drill program extended the strike length of the Jaclyn Zone by more than 50% to 750 metres.
- Assays include 93.71 g/t gold over 1.40 metres.
- The zone is still be open along strike and at depth.

Victoria Lake VHMS

- The 2006 drill program intercepted a strong VHMS style alteration zone in volcanic rocks, potentially indicative of a proximal massive sulphide system.

GOALS FOR 2007/2008

- Advancing the Golden Promise, South Golden Promise and Victoria Lake VHMS Projects towards successful spin-out.


Newfoundland
St. John's

Management Discussion & Analysis

For the Year Ended April 30, 2007
Containing information up to and including June 22, 2007

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Crosshair Exploration & Mining Corp. (the "Company") financial statements. The information provided herein should be read in conjunction with the Company's audited financial statements and notes for the year ended April 30, 2007 and 2006. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company's business is presently focused on the exploration and evaluation of various mineral deposits in North America. On February 10, 2006 the Company graduated to Tier 1 on the TSX Venture Exchange and as of May 2, 2007, the Company received approval to list its shares on the American Stock Exchange.

The Company is currently focusing its exploration activities on the following projects:

• South Golden Promise (including South Golden Promise and Victoria Lake Projects) and Golden Promise Projects located in the Province of Newfoundland and Labrador, Canada, acquired through option agreements with Paragon Minerals Corporation in February 2003 and May 2006.

• Central Mineral Belt Project (including Moran Lake) located in Labrador, Newfoundland and Labrador, Canada acquired through 2 separate option agreements in November 2004 and May 2007.

During fiscal 2006, the Company also decided not to pursue exploration on certain properties. Subsequently, the option-JV agreements with Paragon Minerals Corporation for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off.

Please refer to the "Mineral Properties" section on page 10 for further details on all properties.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

SELECTED ANNUAL INFORMATION

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005
Total revenues	$ Nil	$ Nil	$ Nil
General and administrative expenses	6,584,203[1]	2,410,229[2]	1,243,921[3]
Write-off of resource property	-	1,518,429	188,988
Loss for the year	(5,533,011)	(2,175,473)	(645,386)
Loss per share – basic	(0.09)	(0.05)	(0.03)
Total assets	31,664,543	18,366,392	7,310,943
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

[1] *$3,696,601 of this total is comprised of stock-based compensation expense*

[2] *$682,213 of this total is comprised of stock-based compensation expense*

[3] *$316,521 of this total is comprised of stock-based compensation expense*

Results of Operations for the year ended April 30, 2007 compared to the year ended April 30, 2006

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the years ended April 30, 2007 and 2006.

Financial Results

For the year ended April 30, 2007, the Company incurred a net loss of $5,533,011 ($0.09 per share) compared to a net loss of $2,175,473 ($0.05 per share) for the prior year. The Company had no operating revenue in either period. The loss is comprised of the general and administrative expenses of $6,584,203, of which $3,696,601 was for stock-based compensation (2006 – $2,410,229, of which $682,213 was for stock-based compensation) and property write-offs of $Nil (2006 - $1,518,429). Management and interest income of $385,287 (2006 - $245,065) and realized/unrealized gains on marketable securities of $665,905 (2006 - $Nil) offset the operating loss.

In the year ended April 30, 2007, compared to the same period in the prior year, the Company increased its exploration, corporate and financing activities. For example, there was an increase in exploration activities on the Moran Lake and Golden Promise properties; in addition, the Company hired and appointed new employees, contractors, officers and directors. The additional administration, accounting and management time was required as the Company increased its business activities. As a result, the Company's operating expenses increased by $4,173,974 in the year ended April 30, 2007 compared to the same period of 2006. The major expense categories were:

- conferences and exhibitions $99,448 (2006 - $Nil)
- insurance $35,897 (2006 - $Nil)
- investor relations expense $143,773 (2006 - $130,364)
- legal fees $212,486 (2006 - $100,700)
- office and administration $562,642 (2006 - $339,703)
- stock-based compensation $3,696,601 (2006 - $682,213)
- travel $306,978 (2006 - $165,538)
- wages and salaries expense $923,743 (2006 - $41,441)

Seventy-two percent of this increase in operating expenses is related to stock-based compensation expense.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

SELECTED QUARTERLY INFORMATION

Selected financial indicators for the past eight quarters are shown in the following table (Expressed in $'s):

	April 07 Quarter	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter
Total Revenue	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Earnings (loss) for the period	**(1,864,893)**	(1,335,021)	(1,324,992)	(1,008,105)	**(620,786)**	(42,245)	(1,564,785)	(487,657)
Earnings (loss) per Share (Basic & Diluted)	**(0.03)**	(0.02)	(0.02)	(0.02)	**(0.01)**	(0.00)	(0.04)	(0.01)
Total Assets	**31,664,543**	21,995,227	20,062,687	18,799,196	**18,366,392**	17,625,081	6,488,108	6,727,425
Total long-term liabilities	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Cash dividends declared	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil

MINERAL PROPERTIES

In each of the past eight quarters, the Company incurred the following expenditures (net of write-off) on exploration of properties (Expressed in $'s):

	Apr. 07 Quarter	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter
Current Properties								
Golden Promise	**167,450**	229,409	205,548	252,997	**Nil**	Nil	Nil	Nil
Moran Lake Property (Central Mineral Belt Project)	**2,557,718**	1,505,655	2,888,512	1,357,210	**781,868**	701,278	680,903	50,066
Otter / Portage Lake (Central Mineral Belt Project)	**Nil**	276,750	149,918	58,447	**(2,400)**	72,800	Nil	Nil
Sinbad Claims	**Nil**	Nil	2,351	776	**8,597**	4,125	Nil	Nil
South Golden Promise	**7,119**	297,887	473,612	200,172	**62,427**	89,472	190,921	144,912
Properties written off								
Glenwood Break	**Nil**	Nil	Nil	Nil	**Nil**	Nil	(892,998)	107,836
Wings Point-Titan	**Nil**	Nil	Nil	Nil	**Nil**	Nil	(408,234)	15,825
Beigou Gold Property	**Nil**	Nil	Nil	Nil	**Nil**	(229,935)	21,562	24,544
Other Properties	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Total	**2,732,287**	2,309,701	3,719,941	1,869,602	**850,492**	637,740	(407,846)	343,183

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

MINERAL PROPERTIES (cont'd)

During the year ended April 30, 2007, the Company spent a total of $10,631,531 on its properties (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs) compared to $2,954,385 incurred during the year ended April 30, 2006. During the year ended April 30, 2007 the Company had property write-offs totaling $Nil compared to $1,518,429 during the year ended April 30, 2006.

During the second quarter of 2006, the Company elected to terminate its options in the Glenwood Break property and the Wings Point-Titan property and consequently mineral property costs of $884,096 and $374,522 were written off. In addition, during the second quarter of 2006, the Company received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for the second quarter in fiscal 2006, as shown in the table on Page 10.

Based on the decision to concentrate its efforts in North America, on December 20, 2005, the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written off in the third quarter of fiscal 2006.

Newfoundland and Labrador

Golden Promise Project

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation ("Paragon") (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Project.

The option agreement calls for:

i)   Issuing common shares:

	Number of shares	
Within 5 days of the execution date of the agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000	Issued by the Company
On or before May 1, 2008	20,000	
On or before May 1, 2009	20,000	
	80,000	

ii)   Incurring a total of $4,000,000 in exploration expenditures:

	Amount
On or before May 1, 2007 (as a firm and binding commitment)	$ 750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
	$ 4,000,000

[1]As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)   Make cash payments on behalf of Paragon for Paragon's obligations with respect to the Golden Promise Project and other claims as follows:

	Amount	
On or before June 1, 2006	$ 75,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000	
	$ 100,000	

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at April 30, 2007, Paragon had spent $742,803. As a result the Company owes Paragon $155,803.

A 14 hole, 3,073 metre program was completed in the 2006/2007 winter exploration program. This drilling was successful in extending the main Jaclyn vein system by more than 50% to a current defined strike length of 750 metres and to a depth of 225 metres, and the zone remains open. Visible gold was noted in 10 of the 14 holes completed in this phase of drilling, which included some of the highest grades reported to date.

The work completed to date has unveiled a significant gold bearing system at the main Jaclyn Zone. At Jaclyn North, which also remains open in all directions, 4 of 6 holes completed to date intersected visible gold bearing quartz veins. Given its potentially high-grade nature and its close proximity to the main Jaclyn Zone, the Jaclyn North system could prove to be an extremely important component of the Golden Promise Project and will be addressed with additional drilling in the future.

In advance of the planned spin out of its Newfoundland gold and base metal assets, the Company plans to commission a NI 43-101 report covering the Golden Promise (gold) and Victoria Lake (zinc/copper/silver/gold) Projects.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

Moran Lake Property (part of Central Mineral Belt Project)

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i)   Making cash payments:

	Amount	
Upon execution of the agreement (original)	$25,000	*(Paid October 2004)*
Within 5 business days of the approval date (original agreement)	50,000	*(Paid November 2004)*
Upon signing of the amended and restated agreement	25,000	*(Paid March 2005)*
On or before November 10, 2005	100,000	*(Paid November 2005)*
On or before November 10, 2006	100,000	*(Paid November 2006)*
On or before November 10, 2007	125,000	
On or before November 10, 2008	150,000	
	$575,000	

ii)   Issuing common shares:

	Number of shares	
Upon execution of the agreement (original)	250,000	*(Issued October 2004)*
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	*(Issued March 2005)*
Upon the approval date of the original agreement	250,000	*(Issued December 2004)*
Second year share payment	250,000	*(Issued October 2005)*
Third year share payment	250,000	*(Issued November 2006)*
Fourth year share payment	250,000	
Fifth year share payment	250,000	
	1,600,000	

iii)   Incurring a total of $3,000,000 in exploration expenditures:

	Amount	
On or before November 10, 2005	$ 100,000	*(Requirement met)*
On or before November 10, 2006	300,000	*(Requirement met)*
On or before November 10, 2007	500,000	*(Requirement met)*
On or before November 10, 2008	800,000	*(Requirement met)*
On or before November 10, 2009	1,300,000	*(Requirement met)*
	$ 3,000,000	

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at April 30, 2007, the Company incurred $9,861,712 (net of $266,300 credits received) in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

The Company completed over 9,400 metres of drilling in the 2007 winter exploration program on the Central Mineral Belt Project. The drilling focused on the Upper and Lower C Zones and targets along strike, and the results continue to substantiate the potential for a large uranium deposit(s) within a 4.5 kilometre-long trend. This drilling, together with over 20,000 metres of drilling in 2006, will be used to greatly expand the existing NI 43-101 resource outlined by Shell Canada drilling in the late 1970s. This updated resource estimate will be completed in July 2007.

A 40,000 metre drill program utilizing three drill rigs is planned for the remainder of the year on the entire Central Mineral Belt Project. The program is designed to increase the uranium resource contained in the Upper C Zone, delineate a uranium resource at the Lower C and B Zones, continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake, and test new "Blue Sky" uranium targets. Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program will be carried out on the under-explored southern region of the 750 square kilometre project.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

MINERAL PROPERTIES (cont'd)

Otter / Portage Lake Properties
(part of Central Mineral Belt Project)

On December 2, 2005, the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)   Making cash payments:

	Amount	
Upon execution of the agreement	$ 25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000	
On or before December 2, 2008	50,000	
	$ 140,000	

ii)   Issuing common shares:

	Number of shares	
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000	
	225,000	

iii)   Incurring a total of $600,000 in exploration expenditures:

	Amount	
On or before December 2, 2006	$ 100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000	
On or before December 2, 2008 an additional	300,000	
	$ 600,000	

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

South Golden Promise (& Victoria Lake), Wings Point-Titan, Glenwood Break Properties

In February 2003, the Company entered into three option-JV agreements with Paragon to acquire three separate interests in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as "South Golden Promise", "Wings Point-Titan" and "Glenwood Break". The Company had the right to acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 (Glenwood Break - $2,000,000; Wings Point - $1,500,000; South Golden Promise - $1,750,000) within four years of September 2003.

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $374,522.

Glenwood Break Property

The Company elected to terminate the Glenwood Break option in the second quarter of 2006. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $884,096.

South Golden Promise (& Victoria Lake)

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the South Golden Promise Project.

During the year ended April 30, 2007, the Company advanced $370,000 to Paragon for South Golden Promise exploration costs and at April 30, 2007, Paragon had spent $562,482 on behalf of the Company. As a result the Company owes Paragon $192,482.

The first phase of reconnaissance drilling at Victoria Lake was very successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results received from the widely spaced drilling are strongly suggestive of a proximal VHMS environment.

The 11 hole, 2198 metre program tested several precious metal-rich massive sulphide targets on four widely spaced grids underlain by highly prospective volcanic rocks similar to those hosting the nearby high-grade Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

North Paul's Pond Gold Property

The assay results received for the diamond-drilling program completed in spring 2005, although locally anomalous, were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul's Pond Gold property on June 22, 2005. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $139,754.

Utah

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work. The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. Subsequently, this agreement was approved by the TSX Venture Exchange.

Liaoning Province, Northeast China

Beigou Gold Property

On September 16, 2004, the Company entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the "Bureau") in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold Project. The original agreement was amended and restated on April 18, 2005. The Company could earn an 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over a five year period.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. At this time, the Company has no further obligations in respect to this property and has accordingly written off a total of $229,935.

LIQUIDITY, FINANCINGS AND CAPITAL RESOURCES

Liquidity

The Company had cash on hand of $14,311,417 as of April 30, 2007 (April 30, 2006 - $13,947,976). The Company currently has sufficient cash resources to meet its ongoing obligations as they become due. The working capital at April 30, 2007 was $15,390,704 (April 30, 2006 - $14,093,821).

Capital Resources

The Company's authorized capital consists of unlimited number of common shares without par value. At April 30, 2007 the Company had 70,912,072 issued and outstanding common shares (April 30, 2006 – 58,356,045 issued and outstanding common shares), and at June 22, 2007, the Company had 71,121,822 issued and outstanding common shares.

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every six months from the date of grant. The options can be granted for a maximum term of five years. The Stock Option Plan was approved by the TSX Venture Exchange (the "Exchange") on September 21, 2004. On February 10, 2006 the Company amended its Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect the Company's increased issued and outstanding capital.

During the year ended April 30, 2007, 2,672,764 stock options were exercised, 700,000 stock options were cancelled or expired and 5,990,000 stock options were granted. As at April 30, 2007, the Company had 8,981,984 (of which 2,753,484 were exercisable) options outstanding at exercise prices ranging from $0.25 per share to $3.10 per share with expiry dates ranging from November 2, 2007 to April 23, 2012. Subsequent to April 30, 2007, 80,000 stock options were cancelled, 118,250 stock options and 21,500 agent's options were exercised for total proceeds of $76,775. If exercised, the remaining 8,762,234 stock options would increase the Company's available cash by $14,013,731.

As at April 30, 2007, the Company had 380,244 warrants outstanding at an exercise price of $1.25 per share with an expiry date of November 3, 2007. If exercised, these remaining warrants would increase the Company's available cash by $475,305.

Contributed surplus was $3,888,533 as at April 30, 2007 (April 30, 2006 - $1,188,003). The increase of $2,700,530 represents $3,696,601 of the fair value of the options released in the year ended April 30, 2007 less $996,071 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

Management Discussion & Analysis

For the Year Ended April 30, 2007 / Containing information up to and including June 22, 2007

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2007, the Company recorded management fees of $40,000 (2006 - $12,000, 2005 - $12,000) from a public Company with directors in common. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the year ended April 30, 2007, the Company incurred management fees of $50,000 (2006 – $225,000, 2005 - $150,000) to a director. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the year ended April 30, 2007, the Company incurred directors' fees of $60,500 (2006 - $63,000, 2005 - $5,000), to non-executive directors. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the year ended April 30, 2007, the Company incurred accounting fees of $Nil (2006 - $58,529, 2005 - $58,414) to a private company controlled by a former director. At April 30, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the year ended April 30, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907, 2005 - $91,322) to a company that a director is a partner of. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

During the year ended April 30, 2007, the Company incurred geological consulting fees of $33,075 (2006 - $40,701, 2005 - $10,000) to a private company owned by a director. At April 30, 2007, $5,830 (April 30, 2006 - $Nil) was owed to this party.

At April 30, 2007, $13,411 (April 30, 2006 - $11,685, April 30, 2005 - $6,435) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at April 30, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for overpayment of management fees.

These transactions were incurred in the normal course of operations and, in management's opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totalling 139 claims located in the Central Mineral Belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period. The agreement was approved by the TSX Venture Exchange on May 28, 2007.

PROPOSED TRANSACTIONS

The Company is not contemplating any other transactions, which have not already been disclosed. The Company continues to look at other property acquisitions on a regular basis.

RISKS AND UNCERTAINTIES

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous section.

OUTLOOK

The Company's objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities.

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

Financial Statements

(Expressed in Canadian Dollars)
APRIL 30, 2007

Independent Auditors' Report

To the Shareholders of Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2007 and 2006 and the statements of operations, shareholders' equity and cash flows for the years ended April 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and cash flows for the years ended April 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

Vancouver, Canada
June 1, 2007

Balance Sheets

As at April 30

	2007	2006
Assets		
Current		
Cash and cash equivalents	$ 14,311,417	$ 13,947,976
Marketable securities (Note 3)	1,787,387	-
Receivables	444,929	229,327
Due from related parties (Note 8)	-	4,167
Prepaid expenses	203,438	138,792
	16,747,171	14,320,262
Equipment (Note 4)	366,080	126,369
Mineral properties (Note 5)	14,551,292	3,919,761
	$ 31,664,543	$ 18,366,392
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 988,941	$ 212,220
Due to related parties (Note 8)	19,241	14,221
Due to Paragon (formerly Rubicon) (Note 5a & e)	348,285	-
	1,356,467	226,441
Shareholders' equity		
Capital stock (Note 6)		
Authorized		
Unlimited number of common shares without par value		
Issued		
70,912,072 (April 30, 2006 – 58,356,045) common shares	44,135,660	29,135,054
Contributed surplus (Note 6)	3,888,533	1,188,003
Deficit	(17,716,117)	(12,183,106)
	30,308,076	18,139,951
	$ 31,664,543	$ 18,366,392

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)
Commitments and contingencies (Note 12)

On behalf of the Board:



Mark Morabito, Director



Geir Liland, Director

The accompanying notes are an integral part of these financial statements

Statements of Operations
Years ended April 30

	2007	2006	2005
Expenses			
Advertising	$ 65,327	$ -	$ -
Amortization	43,882	7,477	745
Audit and accounting (Note 8)	38,604	143,212	83,536
Conference and exhibitions	99,448	-	-
Consulting	171,724	244,534	182,227
Directors fees (Note 8)	60,500	63,000	5,000
Insurance	35,897	-	-
Investor relations	143,773	130,364	120,880
Legal (Note 8)	212,486	100,700	79,300
Management fees (Note 8)	50,000	225,000	158,931
Office and administration	562,642	339,703	122,603
Property investigations	1,602	93,467	28,776
Rent	83,979	67,132	26,487
Stock-based compensation (Note 6)	3,696,601	682,213	316,521
Transfer agent and filing fees	87,017	106,448	58,292
Travel	306,978	165,538	60,623
Wages and salaries	923,743	41,441	-
	(6,584,203)	(2,410,229)	(1,243,921)
Other Items			
Interest income	345,287	233,065	20,803
Management income (Note 8)	40,000	12,000	12,000
Realized gain - marketable securities	701,494	-	-
Unrealized loss – marketable securities	(35,589)	-	-
Write-off of mineral properties (Note 5)	-	(1,518,429)	(188,988)
	1,051,192	(1,273,364)	(156,185)
Loss before income tax	(5,533,011)	(3,683,593)	(1,400,106)
Future income tax recovery (Note 9)	-	1,508,120	754,720
Loss and comprehensive loss for the year	(5,533,011)	(2,175,473)	(645,386)
Basic and diluted loss per common share	$ (0.09)	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	62,434,069	47,264,482	24,677,131

The accompanying notes are an integral part of these financial statements

18

Statements of Cash Flows

Years ended April 30

	2007	2006	2005
Cash Flows From Operating Activities			
Loss for the year	$ **(5,533,011)**	$ (2,175,473)	$ (645,386)
Items not affecting cash:			
Amortization	**43,882**	7,477	745
Stock-based compensation	**3,696,601**	682,213	316,521
Write-off of mineral properties	**-**	1,518,429	188,988
Future income taxes	**-**	(1,508,120)	(754,720)
Unrealized loss – marketable securities	**35,589**	-	-
Realized gain – marketable securities	**(701,494)**		
Purchase of marketable securities	**(3,026,015)**	-	-
Proceeds from sales of marketable securities	**1,904,533**	-	-
Changes in non-cash working capital items:			
Receivables	**(215,602)**	(167,761)	(41,086)
Prepaid expenses	**(64,646)**	(137,592)	10,500
Accounts payable and accrued liabilities	**52,531**	(163,312)	160,002
Due from related parties	**4,167**	3,210	(210)
Due to related parties	**5,020**	(9,334)	7,986
Net cash used in operating activities	**(3,798,445)**	(1,950,263)	(756,660)
Cash Flows From Investing Activities			
Mineral properties	**(8,480,906)**	(2,551,070)	(1,510,334)
Acquisition of equipment	**(283,593)**	(132,108)	-
Net cash used in investing activities	**(8,764,499)**	(2,683,178)	(1,510,334)
Cash Flows From Financing Activities			
Issuance of shares for cash	**12,926,385**	14,395,916	6,818,624
Share issue costs	**-**	(561,206)	(318,939)
Net cash provided by financing activities	**12,926,385**	13,834,710	6,499,685
Net change in cash during the year	**363,441**	9,201,269	4,232,691
Cash and cash equivalents, beginning of year	**13,947,976**	4,746,707	514,016
Cash and cash equivalents, end of year	$ **14,311,417**	$ 13,947,976	$ 4,746,707
Cash and cash equivalents			
Cash	$ **28,402**	$ 3,947,976	$ 615,707
Liquid short term investments	**14,283,015**	10,000,000	4,131,000
	$ **14,311,417**	$ 13,947,976	$ 4,746,707

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements

Statement of Shareholders' Equity

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2004	16,899,203		$ 10,318,467	$ 400,600	(9,362,247)	1,356,820
Issued for:						
Private placement (Note 6 (a))	4,080,000	$ 0.25	1,020,000	-	-	1,020,000
Private placement (Note 6 (b))	1,525,000	0.25	381,250	-	-	381,250
Private placement (Note 6 (c))	2,750,000	0.40	1,100,000	-	-	1,100,000
Private placement (Note 6 (d))	1,000,000	0.30	300,000	-	-	300,000
Private placement (Note 6 (e))	5,622,220	0.45	2,529,999	-	-	2,529,999
Property acquisition (Note 6 (g))	940,000	0.20-0.60	245,000	-	-	245,000
Finder's fee (Notes 6 (c & e))	383,367	0.40-0.45	162,890	-	-	162,890
Exercise of agent's options and stock options (Note 6 (h))	397,600	0.15-0.25	174,035	-	-	174,035
Exercise of broker's warrants (Note 6 (i))	1,133,150	0.25-0.35	415,730	-	-	415,730
Exercise of warrants (Note 6 (k))	2,974,000	0.30-0.35	1,039,900	-	-	1,039,900
Debt settlement (Note 6 (l))	60,000	0.17	10,200	-	-	10,200
Shares returned to treasury (Note 6 (j))	(154,000)	0.25	(38,500)	-	-	(38,500)
Less: share issue costs	-	-	(504,942)	-	-	(504,942)
Fair value of warrants issued as finder's fee (Note 6 (a))	-	-	-	23,113	-	23,113
Stock-based compensation for the year	-	-	-	316,521	-	316,521
Less: fair market value of stock options, agent's options and broker's warrants exercised (Notes 6 (h & i))	-	-	-	(133,739)	-	(133,739)
Tax benefit renounced to flow-though share subscribers	-	-	(754,720)	-	-	(754,720)
Loss for the year	-	-	-	-	(645,386)	(645,386)
Balance at April 30, 2005	37,610,540		16,399,309	606,495	(10,007,633)	6,998,171
Issued for:						
Private placement (Note 6 (f))	12,977,500	0.80-1.00	11,182,000	-	-	11,182,000
Finder's fee (Note 6 (f))	402,741	0.80	322,193	-	-	322,193
Less: Share issue costs (Note 6 (f))	-	-	(1,536,806)	-	-	(1,536,806)
Property acquisition (Note 6 (p))	400,000	0.76-0.90	317,000	-	-	317,000
Exercise of agent's options and stock options (Note 6 (m))	2,363,874	0.25-0.85	1,886,491	-	-	1,886,491
Exercise of agent's warrants (Note 6 (n))	438,418	0.50-0.75	280,688	-	-	280,688
Exercise of warrants (Note 6 (o))	4,162,972	0.30-1.25	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	-	1,335,620	-	1,335,620
Less: fair market value of stock options exercised (Note 6 (m))	-	-	-	(754,112)	-	(754,112)
Tax benefit renounced to flow-through share subscribers	-	-	(1,508,120)	-	-	(1,508,120)
Loss for the year	-	-	-	-	(2,175,473)	(2,175,473)

Continued next page

Statement of Shareholders' Equity

Continued...	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2006	58,356,045	$ -	$ 29,135,054	$ 1,188,003	$ (12,183,106)	$ 18,139,951
Issued for:						
Property acquisition (Note 6 (t))	445,000	1.27-3.29	1,078,150	-	-	1,078,150
Exercise of agent's options and stock options (Note 6 (r))	2,672,764	0.23-1.32	2,400,146	-	-	2,400,146
Exercise of agent's warrants (Note 6 (r))	273,863	0.75-1.25	277,571	-	-	277,571
Exercise of warrants (Note 6 (r))	8,674,025	0.75-1.75	10,537,395	-	-	10,537,395
Shares issued under incentive program (Note 6 (s))	490,375	1.25-1.75	707,343			707,343
Stock-based compensation for the year	-	-	-	3,696,601	-	3,696,601
Less: value of stock options exercised (Note 6 (q))	-	-	-	(996,071)	-	(996,071)
Loss for the year	-	-	-	-	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	$ -	$ 44,135,660	$ 3,888,533	$ (17,716,117)	$ 30,308,076

Notes to the Financial Statements

April 30, 2007

1. NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in North America.

The Company is in the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of business as they come due.

At April 30, 2007, the Company has working capital of $15,390,704 and has remaining commitments to spend approximately $1,036,000 on its mineral properties before April 30, 2008. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity. Management believes that the successful financings over the last three years have mitigated the adverse conditions which raised substantial doubt on the Company's going concern.

Management estimates that these funds will be sufficient to meet the Company's obligations and capital expenditure plans for the coming year. The Company's ability to continue as a going concern, and the recoverability of its mineral properties and equipment, is dependent on its ability to fund its exploration programs and reach profitable operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

All amounts are in Canadian dollars unless otherwise stated.

2. SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments - Changes in Accounting Policies

Effective May 1, 2006, the Company decided to early adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial Instruments-Recognition and Measurement (Section 3855)

These standards set out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to February 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Cash and cash equivalents, and marketable securities are classified as held-for-trading; receivables are classified as loans and accounts payable are classified as other financial liabilities. All are measured at fair value and gains and losses are included in net earnings in the period in which they arise. Cash and cash equivalents are exposed to credit risk and these amounts are placed with major Canadian banks. The Company is not exposed to interest rate risk due to the short term maturity of the financial instruments.

Notes to the Financial Statements

April 30, 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

There was no effect on opening equity as of May 1, 2006, as a result of applying these new standards.

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements, and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer hardware	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Office equipment	30%	Declining balance

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refundable by the Government of Newfoundland are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. The Company does not have any significant asset retirement obligations.

Notes to the Financial Statements

April 30, 2007

Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires, where it is more likely than not, that when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option's fair value, is then recognized over the options vesting periods.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

3. MARKETABLE SECURITIES

April 30, 2007		April 30, 2006	
Fair Market Value	Cost	Fair Market Value	Cost
$1,787,387	$1,822,976	$ -	$ -

4. PROPERTY, PLANT AND EQUIPMENT

	April 30, 2007			April 30, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 75,112	$ 14,625	$ 60,487	$ 60,514	$ 1,990	$ 58,524
Computer hardware / office equipment	67,014	13,843	53,171	16,202	5,688	10,514
Computer software	32,936	5,581	27,355	-	-	-
Exploration equipment	247,162	22,095	225,067	61,915	4,584	57,331
	$ 422,224	$ 56,144	$ 366,080	$ 138,631	$ 12,262	$ 126,369

Notes to the Financial Statements
April 30, 2007

5. MINERAL PROPERTIES

	Golden Promise Project		Central Mineral Belt Project		
			Moran Lake Property	Otter / Portage Lake Properties	Sinbad Claims
Balance at April 30, 2005	$	-	$ 598,500	$ -	$ -
		-			
Drilling and trenching		-	323,008	-	-
Geology		-	541,753	400	8,597
Geophysics		-	1,085,376	-	-
Administration		-	152,555	-	-
Technical analysis		-	87,725	-	-
Acquisition costs		-	290,000	70,000	4,125
Credits received		-	(266,300)	-	-
Total expenditures for the year		-	2,214,117	70,400	12,722
Write-off of mineral properties		-	-	-	-
Balance at April 30, 2006	**$**	**-**	**$ 2,812,617**	**$ 70,400**	**$ 12,722**
Drilling and trenching		640,629	2,474,435	94,698	-
Geology		32,738	2,070,123	34,741	3,127
Geophysics		-	2,278,608	62,900	-
Administration		54,301	343,171	7,765	-
Technical analysis		17,336	432,758	8,261	-
Acquisition costs		110,400	710,000	276,750	-
Credits received		-	-	-	-
Total expenditures for the year		855,404	8,309,095	485,115	3,127
Balance at April 30, 2007	**$**	**855,404**	**$ 11,121,712**	**$ 555,515**	**$ 15,849**
Cumulative totals as at April 30, 2007:					
Drilling and trenching	$	640,629	$ 2,797,441	$ 94,698	$ -
Geology		32,738	2,805,121	35,141	11,724
Geophysics		-	3,447,121	62,900	-
Administration		54,301	515,927	7,765	-
Technical analysis		17,336	562,402	8,261	-
Acquisition costs		110,400	1,260,000	346,750	4,125
Credits received		-	(266,300)	-	-
Write-off of mineral properties		-	-	-	-
Balance at April 30, 2007	**$**	**855,404**	**$ 11,121,712**	**$ 555,515**	**$ 15,849**

Notes to the Financial Statements
April 30, 2007

	South Golden Promise (& Victoria Lake)	Glenwood Break Property	Wings Point -Titan Property	Beigou Gold Property	Other Properties	Total
$	536,289	$ 785,163	$ 392,409	$ 171,444	$ -	$ 2,483,805
	37,929	32,349	-	-	55,046	448,332
	145,301	73,089	10,872	41,410	7,504	828,926
	98,112	3,562	-	-	-	1,187,050
	36,148	4,188	2,463	17,081	561	212,996
	110,393	22,438	104	-	664	221,324
	82,000	-	-	-	-	446,125
	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
	487,733	98,933	(17,887)	58,491	29,876	2,954,385
	-	(884,096)	(374,522)	(229,935)	(29,876)	(1,518,429)
$	1,024,022	$ -	$ -	$ -	$ -	$ 3,919,761
	514,059	-	-	-	-	3,723,821
	78,338	-	-	-	-	2,219,067
	79,961	-	-	-	-	2,421,469
	42,743	-	-	-	-	447,980
	40,189	-	-	-	-	498,544
	223,500	-	-	-	-	1,320,650
	-	-	-	-	-	-
	978,790	-	-	-	-	10,631,531
$	2,002,812	$ -	$ -	$ -	$ -	$ 14,551,292
$	565,064	$ 84,061	$ 126,550	$ -	$ 57,054	$ 4,365,497
	448,585	350,739	144,147	105,883	49,833	3,983,911
	325,368	272,920	5,118	-	11,154	4,124,581
	104,400	54,694	35,842	40,386	5,224	818,539
	226,045	108,375	34,831	304	22,396	979,950
	355,500	50,000	59,360	83,362	107,102	2,376,599
	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
	-	(884,096)	(374,522)	(229,935)	(218,864)	(1,707,417)
$	2,002,812	$ -	$ -	$ -	$ -	$ 14,551,292

26

Notes to the Financial Statements
April 30, 2007

5. MINERAL PROPERTIES (Cont'd)

a) Golden Promise Project

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation ("Paragon") (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)   Issuing common shares:

	Number of shares	
Within 5 days of the execution date of the agreement	20,000	*Issued by the Company*
On or before May 1, 2007	20,000	*Issued by the Company*
On or before May 1, 2008	20,000	
On or before May 1, 2009	20,000	
	80,000	

ii) Incurring a total of $4,000,000 in exploration expenditures:

	Amount
On or before May 1, 2007 (as a firm and binding commitment)	$ 750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
	$ 4,000,000

[1]As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii) Make cash payments on behalf of Paragon for Paragon's obligations with respect to the Golden Promise Property and other claims as follows:

	Amount	
On or before June 1, 2006	$ 75,000	*Paid by Paragon*
On or before June 14, 2006	10,000	*Paid by the Company*
On or before June 14, 2007	15,000	
	$ 100,000	

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at April 30, 2007, Paragon had spent $742,803. As a result the Company owes Paragon $155,803.

b) Moran Lake Property (part of Central Mineral Belt Project)

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005, the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i)   Making cash payments:

	Amount	
Upon execution of the agreement (original)	$ 25,000	*(Paid October 2004)*
Within 5 business days of the approval date (original agreement)	50,000	*(Paid November 2004)*
Upon signing of the amended and restated agreement	25,000	*(Paid March 2005)*
On or before November 10, 2005	100,000	*(Paid November 2005)*
On or before November 10, 2006	100,000	*(Paid November 2006)*
On or before November 10, 2007	125,000	
On or before November 10, 2008	150,000	
	$ 575,000	

ii) Issuing common shares:

	Number of shares	
Upon execution of the agreement (original)	250,000	*(Issued October 2004)*
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	*(Issued March 2005)*
Upon the approval date of the original agreement	250,000	*(Issued December 2004)*
Second year share payment	250,000	*(Issued October 2005)*
Third year share payment	250,000	*(Issued November 2006)*
Fourth year share payment	250,000	
Fifth year share payment	250,000	
	1,600,000	

Notes to the Financial Statements
April 30, 2007

iii) Incurring a total of $3,000,000 in exploration expenditures:

	Amount	
On or before November 10, 2005	$ 100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$ 3,000,000	

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at April 30, 2007, the Company incurred $9,861,712 (net of $266,300 credits received) in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

c) Otter / Portage Lake Property (part of Central Mineral Belt Project)

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i) Making cash payments:

	Amount	
Upon execution of the agreement	$ 25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000	
On or before December 2, 2008	50,000	
	$ 140,000	

ii) Issuing common shares:

	Number of shares	
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000	
	225,000	

iii) Incurring a total of $600,000 in exploration expenditures:

	Amount	
On or before December 2, 2006	$ 100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000	
On or before December 2, 2008 an additional	300,000	
	$ 600,000	

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

d) Sinbad Claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work. The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. Subsequent to April 30, 2007, this agreement was approved by the TSX Venture Exchange.

e) South Golden Promise (& Victoria Lake), Wings Point–Titan, Glenwood Break Properties

During February 2003, the Company entered into three separate option-JV agreements with Paragon Minerals Corporation ("Paragon") (formerly Rubicon Minerals Corporation) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point–Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Paragon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written off in the second quarter of 2006.

Notes to the Financial Statements
April 30, 2007

5. MINERAL PROPERTIES (Cont'd)

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Project.

During the year ended April 30, 2007, the Company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at April 30, 2007, Rubicon had spent $562,482 on behalf of the Company. As a result the Company owes Paragon $192,482.

f) Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the "Bureau") in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold Project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder's fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

g) Other Properties Written off *North Paul's Pond Gold Property*

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul's Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul's Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written off in the year ended April 30, 2005 and an additional $63,775 was written off in the first quarter of 2006.

$33,899 was received for the North Paul's Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the year ended April 30, 2005, the Company elected to terminate this option along with its obligations and related mineral property costs of $79,110 were written off.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

The authorized share capital of the Company is an unlimited number of common shares without par value.

(a) On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds along with 326,400 broker's warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). The agent's warrants were fully exercised during the year ended April 30, 2005. Share issue costs of $138,896 were incurred in relation to this private placement.

(b) On November 27, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company's listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k) & (o)). Share issue costs of $1,410 were incurred in relation to this private placement.

(c) On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceeds of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder's fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder's fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 6 (n) & (o)).

Notes to the Financial Statements
April 30, 2007

(d) On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price of the Company's listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Note 6 (o)).

(e) On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceeds of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of April 30, 2007, all of the warrants associated with this private placement were exercised (Note 6 (n) & (o)).

(f) On November 3, 2005, the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the "FT Units") at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the "Common Share Units") at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one non flow-through common share and one half of one transferable non flow-through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in

402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of April 30, 2007, 6,126,250 of the regular warrants, 163,987 of the agent's warrants and 1,105,766 agent's options were exercised (Note 6 (o)).

(g) During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul's Pond property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company's Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(h) During the year ended April 30, 2005, 148,850 agent's options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $94,400 ($79,635, representing the fair market value of the options exercised was allocated to capital stock).

(i) During the year ended April 30, 2005, 760,000 broker's warrants were exercised at $0.35 per share, 46,750 broker's warrants were exercised at $0.30 per share, and 326,400 broker's warrants were exercised at $0.25 per share for total gross proceeds of $361,625 ($54,104, representing the fair market value of the broker warrants exercised was allocated to capital stock).

(j) On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(k) During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(l) On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

Notes to the Financial Statements
April 30, 2007

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (Cont'd)

(m) During the year ended April 30, 2006, 151,150 agent's options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent's options at a price of $0.50, 738,868 agent's options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112 representing the fair market value of the stock options, agent's options, and broker's warrants exercised was allocated to capital stock).

(n) During the year ended April 30, 2006, 245,918 agent's warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent's warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(o) During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

(p) During the year ended April 30, 2006, 100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

(q) During the year ended April 30, 2007, the following options were exercised for total gross proceeds of $1,404,075 ($996,071 representing the fair market value of the stock options and agent's options exercised was allocated to capital stock):

Stock Options			Agent's Options		
200,000	$	0.23	215,866	$	0.50
780,000	$	0.25	366,898	$	0.85
175,000	$	0.28	582,764		
410,000	$	0.45			
75,000	$	0.58			
84,000	$	0.64			
35,000	$	0.65			
75,000	$	0.90			
50,000	$	1.00			
206,000	$	1.32			
2,090,000					

(r) During the year ended April 30, 2007, 2,610,275 warrants at $0.75 per share, 4,044,111 warrants at $1.25 per share, 2,000,000 shares at a price of $1.75 per share, 129,515 agent's warrants at $0.75 per share, and 144,348 agent's warrants at $1.25 were exercised for total gross proceeds of $10,814,966.

(s) During the year ended April 30, 2007, the Company issued 490,375 common shares, under a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

(t) During the year ended April 30, 2007, 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

Share purchase warrants

At April 30, 2007, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
362,500	$1.25	November 3, 2007[1]
37,383	$1.25	November 3, 2007[2]
399,883		

[1] These warrants were granted in connection with the private placement on November 3, 2005 (Note 6(f)).

[2] These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 6 (f)).

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

Notes to the Financial Statements
April 30, 2007

The following is a summary of stock options outstanding at April 30, 2007, April 30, 2006 and April 30, 2005 and changes during the years then ended.

	April 30, 2007		April 30, 2006		April 30, 2005	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of year	6,364,748	$ 0.68	4,774,622	$ 0.34	2,361,434	$ 0.24
Exercised	(2,672,764)	0.53	(2,363,874)	0.48	(397,600)	0.24
Cancelled or expired	(700,000)	0.84	(393,750)	0.33	(316,434)	0.20
Granted	5,990,000	2.04	4,347,750	0.91	3,127,222	0.39
Outstanding, end of year	8,981,984	$ 1.62	6,364,748	$ 0.68	4,774,622	$ 0.34
Currently exercisable	2,753,484	$ 0.83				

At April 30, 2007, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
191,984	0.85	November 2, 2007*
5,000	0.25	June 19, 2008
75,000	0.25	January 21, 2009
30,000	0.25	February 17, 2009
50,000	0.25	June 17, 2009
25,000	0.28	January 1, 2010
715,000	0.45	February 4, 2010
100,000	0.45	June 14, 2010
100,000	0.45	September 14, 2010
115,000	0.68	September 26, 2010
116,000	0.64	November 14, 2010
150,000	0.90	January 5, 2011
1,100,000	1.00	January 18, 2011
75,000	1.32	April 18, 2011
389,000	1.32	April 24, 2011
1,325,000	1.32	May 1, 2011
450,000	1.32	May 24, 2011
180,000	1.32	July 1, 2011
300,000	1.43	August 21, 2011
100,000	1.43	September 21, 2011
50,000	1.56	October 1, 2011
275,000	2.07	November 4, 2011
100,000	2.26	November 17, 2011
150,000	3.10	December 11, 2011
100,000	2.66	January 12, 2012
350,000	2.50	February 1, 2012
1,600,000	2.50	March 6, 2012
40,000	2.58	March 13, 2012
475,000	3.00	March 23, 2012
100,000	3.00	April 15, 2012
150,000	3.00	April 23, 2012
8,981,984		

1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005 of which 738,868 were exercised during the year ended April 30, 2006. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 6(f)).

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the year ended April 30, 2007 totaled $3,696,601. The weighted average fair value of options granted in the year was $2.16 (April 30, 2006 - $0.91, April 30, 2005 - $0.39).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30, 2007	April 30, 2006	April 30, 2005
Risk-free interest rate	3.79%	3.70%	2.85%
Expected life of options	5 years	5 years	5 years
Annualized volatility	239%	140%	130%
Dividend rate	0%	0%	0%

Escrow shares

At April 30, 2007, a total of 140,625 (April 30, 2006 – 281,250; April 30, 2005 – 562,500) shares were held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Notes to the Financial Statements

April 30, 2007

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (Cont'd)

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares may be released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the years ended April 30,	2007	2006	2005
Cash paid during the year for income taxes	$ -	$ -	$ -
Cash paid during the year for interest	$ -	$ -	$ 1,610

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a) The Company recognized fair market value of $996,071 in respect of stock options and agent's options exercised (Note 6 (q)).

(b) The Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6 (t)).

(c) Included in accounts payable was $810,505 related to mineral property costs.

(d) All amounts owed to Paragon are for mineral property costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

(a) The Company recognized fair market value of $754,112 in respect of stock options and agent's options exercised (Note 6 (m)).

(b) The Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 6 (p)).

(c) The Company issued a total of 402,741 common shares at a value of $322,193 for finders' fees in conjunction with a private placement (Note 6 (f)).

(d) Included in mineral property costs at April 30, 2006 is $86,315 incurred through accounts payable and accrued liabilities.

(e) The Company recognized compensation expenses of $1,335,620 for all stock options and agent's warrants granted using the fair value based method of accounting.

(f) 562,222 compensation options at $0.50 per share were issued to the broker in connection with the completion of the private placement on March 15, 2005 and 1,297,750 compensation options at $0.85 per share were issued to the broker in connection with the completion of the private placement on November 3, 2005

The following were significant non-cash investing and financing transactions during the year ended April 30, 2005:

(a) The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 6 (g)).

(b) The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 6 (j)).

(c) The Company recognized fair market value of $133,739 in respect of stock options, agent's options and brokers' warrants exercised (Notes 6 (h) and (i)).

(d) The Company issued a total of 383,367 common shares at a value of $162,890 for finders' fees in conjunction with private placements (Notes 6 (l) and (e)).

(e) The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 6 (l)).

(f) The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the private placement (Note 6 (q))

8. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2007, the Company recorded management fees of $40,000 (2006 - $12,000, 2005 - $12,000) from a public Company with directors in common. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the year ended April 30, 2007, the Company incurred management fees of $50,000 (2006 – $225,000, 2005 - $150,000) to a director. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the year ended April 30, 2007, the Company incurred directors' fees of $60,500 (2006 - $63,000, 2005 - $5,000), to non-executive directors. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the year ended April 30, 2007, the Company incurred accounting fees of $Nil (2006 - $58,529, 2005 - $58,414) to a private company controlled by a former director. At April 30, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the year ended April 30, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907, 2005 - $91,322) to a company that a director is a partner of. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

Notes to the Financial Statements

April 30, 2007

During the year ended April 30, 2007, the Company incurred geological consulting fees of $33,075 (2006 - $40,701, 2005 - $10,000) to a private company owned by a director. At April 30, 2007, $5,830 (April 30, 2006 - $Nil) was owed to this party.

At April 30, 2007, $13,411 (April 30, 2006 - $11,685, April 30, 2005 - $6,435) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at April 30, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for overpayment of management fees.

These transactions were incurred in the normal course of operations and, in management's opinion, were undertaken with the same terms and conditions as transactions with unrelated parties

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005
Loss before income tax recovery	$ (5,533,011)	$ (3,683,593)	$ (1,400,106)
Expected income tax recovery at statutory rates	$ (1,961,735)	$ (1,388,715)	$ (498,438)
Non-taxable items	1,965,026	1,095,317	129,033
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(3,291)	(1,214,722)	(385,315)
Total income taxes (recovery)	$ -	$ (1,508,120)	$ (754,720)

The significant components of the Company's future tax assets are as follows:

	2007	2006
Future tax assets and (liabilities):		
Loss carry forwards	$ 606,851	$ 1,049,668
Marketable Securities	11,033	-
Equipment	17,405	4,622
Share Issuance Costs	243,054	419,880
Mineral property and related exploration expenditures	917,927	(197,576)
	1,796,270	1,276,594
Less: valuation allowances	(1,796,270)	(1,276,594)
Net future tax assets (liabilities)	$ -	$ -

During the year ended April 30, 2006, the Company issued 4,000,000 common shares on a flow-through basis for gross proceeds of $4,000,000. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties. Future income taxes of $1,508,120 on the exploration expenditures to be renounced to shareholders were applied against capital stock.

The Company has available for deduction against future taxable income non-capital losses of approximately $2,784,000. These losses, if not utilized, will expire commencing in 2016. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	April 30, 2007	April 30, 2006
Equipment		
Canada	$366,080	$126,369
USA	-	-
	$366,080	126,369
Mineral properties		
Canada	$14,535,443	$3,907,039
USA	15,849	12,722
	$14,551,292	$3,919,761

Notes to the Financial Statements

April 30, 2007

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, due to Paragon and due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12. COMMITMENTS AND CONTINGENCIES

a) The Company has entered into an operating lease agreement for its office premises in Newfoundland and Vancouver. The annual lease commitments under these leases are as follows:

2008	2009	2010	2011
$ 76,804	$ 48,586	$ 47,954	$ 35,491

13. SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totalling 139 claims located in the central mineral belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period. The agreement was approved by the TSX Venture Exchange on May 28, 2007.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2007			2006		
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:						
Current assets	$ 16,747,171	$ -	$ 16,747,171	$ 14,320,262	$ -	$ 14,320,262
Equipment	366,080	-	366,080	126,369	-	126,369
Mineral properties	14,551,292	(12,474,517)	2,076,775	3,919,761	(3,163,636)	756,125
Total assets	$ 31,664,543	$ (12,474,517)	$ 19,190,026	$ 18,366,392	$ (3,163,636)	$ 15,202,756
Liabilities						
Current liabilities	$ 1,356,467	$ -	$ 1,356,467	$ 226,441	$ -	$ 226,441
Flow-through share liability	-	-	-	-	401,546	401,546
Shareholders' equity						
Capital stock	44,135,660	-	44,135,660	29,135,054	1,444,640	30,579,694
Contributed surplus	3,888,533	-	3,888,533	1,188,003	-	1,188,003
Deficit	(17,716,117)	(12,474,517)	(30,190,634)	(12,183,106)	(5,009,822)	(17,192,928)
Total liabilities and Shareholders' equity	$ 31,664,543	$ (12,474,517)	$ 19,190,026	$ 18,366,392	$ (3,163,636)	$ 15,202,756

Notes to the Financial Statements
April 30, 2007

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005
Loss for the year under Canadian GAAP	$ (5,533,011)	$ (2,175,473)	$ (645,386)
Adjustments:			
Mineral property expenditures incurred during the year	(9,310,881)	(2,508,260)	(1,279,032)
Mineral properties written off during the year	-	1,325,707	81,886
Flow-through share premium (discount) paid in excess of (below) market value	-	491,714	124,940
Future income tax recovery	-	(1,508,120)	(754,720)
Loss under US GAAP	$ (14,843,892)	$ (4,374,432)	$ (2,472,312)
Weighted average number of common shares outstanding under US GAAP	62,293,444	46,983,232	24,114,631
Loss per share under US GAAP	$ (0.24)	$(0.09)	$ (0.10)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
Net cash flows from operating activities			
Under Canadian GAAP	$ (2,676,963)	$ (1,950,263)	$ (756,660)
Mineral properties	(8,238,406)	(2,421,945)	(1,279,032)
Net cash used in operating activities under US GAAP	(10,915,369)	(4,372,208)	(2,035,692)
Net cash flows from financing activities			
Under Canadian GAAP and US GAAP	12,926,385	13,834,710	6,499,685
Net cash flows used in investing activities			
Under Canadian GAAP	(9,885,981)	(2,683,178)	(1,510,334)
Mineral properties	8,238,406	2,421,945	1,279,032
Net cash used in investing activities under US GAAP	(1,647,575)	(261,233)	(231,302)
Net increase in cash and cash equivalents during the year	363,441	9,201,269	4,232,691
Cash and cash equivalents, beginning the year	13,947,976	4,746,707	514,016
Cash and cash equivalents, end of year	$ 14,311,417	$ 13,947,976	$ 4,746,707

Notes to the Financial Statements

April 30, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company's stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006. During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company's stock was less than the fair value of the flow-through shares issued, a premium of $124,940 was recorded for the expended cash on qualifying transactions and a flow-through share liability of $93,260 for the unexpended amount as of April 30, 2005.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2007, 2006 and 2005 were 62,293,444, 46,983,232, and 24,114,631 respectively.

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Company's financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but are does not anticipate a material impact.




43-101 Disclosure

The Company's exploration work on the Central Mineral Belt Uranium Project is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented in this document for the Central Mineral Belt Uranium Project have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples. The Company's Newfoundland projects are supervised by David Copeland, M.Sc., P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Exploration Manager for Paragon Minerals Corporation and a Qualified Person as defined in NI 43-101. Mr. Copeland has verified that the results presented in this document for the Newfoundland projects have been accurately summarized from the official assay certificates provided to Paragon.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Corporate Information

Directors

Mark J. Morabito
Geir Liland
Jay Sujir
Stewart Wallis
Ian Smith
David Lee
Leo Power

Officers

Mark J. Morabito
Chief Executive Officer & President

Geir Liland
Chief Financial Officer

Timothy Froude
Senior VP Exploration

Julie Bolden
VP Corporate Affairs & Corporate Secretary

Greg Davis
VP Business Development

Dan McIntyre
VP Investor Relations

Annual General Meeting

Where:
Fairmont Newfoundland
115 Cavendish Square
St. John's, NL
When:
Monday, September 10, 2007
at 10:00 a.m.

Head Office

Suite 1240
1140 West Pender Street
Vancouver, BC V6E 4G1

Phone: 604-681-8030
Fax: 604-681-8039
Toll Free: 1-866-683-8030

Newfoundland Office

39 Sagona Avenue
Mt. Pearl, NL A1N 4P9

Phone: 709-745-7090
Fax: 709-745-7120

www.crosshairexploration.com

Auditors

Davidson & Company LLP
Vancouver, BC

Registrar & Transfer Agent

Computershare
Investor Services Inc.
Vancouver, BC

Legal Counsel

Canada
Anfield Sujir Kennedy & Durno
Vancouver, BC

Blake, Cassels & Graydon LLP
Vancouver, BC

US
Patton Boggs LLP
Washington, DC

Stock Exchange Listings

TSX Venture Exchange Trading Symbol: **CXX**
American Stock Exchange Trading Symbol: **CXZ**

Share Capital *(as at April 30, 2007)*

Issued and Outstanding Common Shares	70,912,072
Outstanding Warrants/Agent's Options	591,867
Stock Options (fully vested)	2,500,000
Fully Diluted	74,003,939



*"Crosshair is the
single best advanced
uranium exploration
company trading
in North America
today."*

Peter Grandich
BNN's Market Call
May 11, 2007

Head Office:
Suite 1240 - 1140 W. Pender Street
Vancouver, BC
V6E 4G1

Phone: 604-681-8030
Fax: 604-681-8039
Toll Free: 1-866-683-8030

Investor Relations:
Dan McIntyre
Phone: 604-681-8030 (ext 226)
dan@crosshairexploration.com

Michèle Reda
Phone: 604-681-8030 (ext 229)
michele@crosshairexploration.com

CXX:TSX.V

CXZ:AMEX

www.crosshairexploration.com